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                                                                  EXHIBIT (c)(8)
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Excerpt of Article Eighth of the
Amended and Restated Articles of Incorporation of
EIS International, Inc.


         EIGHTH:

         (1) Directors of the Corporation shall, to the fullest extent permitted by Section 102(b)(7) of the GCL, have no personal liability for monetary damages for breach of fiduciary duty of a director.

         (2) The Corporation shall indemnify each director and officer of the Corporation against and hold each such director and officer harmless from, any and all claims made against any such director or officer in his capacity as such, whether brought by the Corporation, or by any stockholder, whether in such stockholder's individual capacity or on behalf of the Corporation, and shall pay all costs and other losses (including legal fees in the defense thereof) resulting to each such director or officer from such claims, and shall advance any and all reasonable costs with respect to the defense thereof, all to the fullest extent permitted by law.

         (3) Nothing contained in Paragraph (1) of this Article EIGHTH shall be deemed to limit or preclude indemnification of a director or officer by the Corporation (a) for any liability which has not been eliminated by the provisions of said paragraph or (b) the cost of defending any claim the liability for which has been eliminated thereby.

         (4) Any repeal or modification of this Article EIGHTH shall not limit or eliminate the Corporation's obligation to indemnify and hold harmless directors and officers with respect to claims arising out of matters occurring prior to the effective date of such repeal or modification.